                                                                      EXHIBIT 99.1

         FRONTIER AIRLINES FLEET TRANSITION DISCUSSION

Frontier Airlines, Inc. has embarked upon a program to replace its existing fleet of Boeing 737-200 and
737-300 aircraft with new Airbus A318 and A319 aircraft. The decision to change fleet types was made for many reasons, including the availability of updated technology, operational advantages and cabin comfort (wider cabin, wider seats with added amenities, more legroom). This report will summarize what we believe to be the significant operational and financial ramifications of the Airbus transition.

Our existing fleet consists of 18 Boeing 737-300 aircraft and seven Boeing 737-200 aircraft.  These aircraft are subject to operating leases with expiration dates ranging from April 2002 to May 2006.  Exiting these aircraft according to our planned Airbus delivery schedule may require us to extend some leases and negotiate shorter terms or subleases on others. While we believe we have some flexibility under current leases, the analysis that follows does not include any additional expense we would incur if we are unable to redeliver or sublease these aircraft upon favorable terms before their current lease expirations.

In March 2000 we entered into an agreement (subsequently amended) to purchase 12 Airbus A318 and A319 aircraft with delivery dates between May 2001 and September 2004.  The agreement also includes options to purchase nine additional aircraft with delivery dates in 2003, 2004 and 2005 and additional options to purchase eight more aircraft without currently assigned delivery dates.  As a complement to this purchase, in
April and May 2000, we entered into lease agreements to lease 15 new Airbus A319s and one new Airbus A318 with delivery dates between June 2001 and October 2004.

During the fiscal year ending March 31, 2002, we will take delivery of three purchased Airbus A319s (May,
August and September) and three leased A319s (June, September and February 2002).  As we do not anticipate returning any of the Boeing aircraft to the lessors during fiscal year ending March 31, 2002, all six Airbus aircraft should provide growth in the capacity of our system.  We expect our March 31, 2002 fiscal year-over-year growth in available seat miles (ASMs) to be in excess of 22%, and we anticipate this growth will be a result of adding frequencies to existing markets, as well as beginning service to new destinations.

Incident to our transition in fleet type, we will incur costs in excess of our normal operations.  Additional pilots, mechanics and flight attendants will be necessary while we train employees in the operational differences between the Boeing fleet and the Airbus fleet.  Simulator time for pilot training will be provided by Airbus, at its expense, and accounting rules require that we treat this as a non-cash expense and reduce the capitalized value of the aircraft.  We will incur travel expenses and other training costs as we send our employees to training in Miami, Florida, and other locations.  A dedicated team of project managers has been in place since April 2000 and will continue through the transition.  Other employees join the effort on a part-time basis.  We are incurring costs of complying with Federal Aviation Administration regulations for certification of the new fleet type and expect those costs to continue and to include proving runs for the first Airbus aircraft delivered.  We will be establishing an inventory of spare parts over and above our existing inventory of Boeing parts and will incur the interest and warehouse space rental associated with that inventory.

We began incurring some of these fleet transition costs during fiscal year ending March 31, 2001, including over $500,000 in expected costs for the quarter ending March 31, 2001.  We expect these costs to accelerate as we approach the first Airbus delivery in May 2001.  We have previously estimated that these costs would approach $6,000,000 per year over the next two fiscal years.  After further negotiations and planning, we estimate that we have been able to reduce those expected costs to approximately $4,500,000 per year over the next two fiscal years.  These costs remain subject to change as a result of changes in delivery schedules, personnel needs and training costs, as well as other factors.

The operational benefits of the Airbus fleet will begin to impact our financial results as the new aircraft enter scheduled service.  We expect that the first two A319s will enter service in June 2001.  Based on data provided by the Airbus manufacturer, we expect the A319 to be 11% more fuel efficient than our current fleet.  Using $1.00 per gallon into-plane fuel cost, the cost savings would be approximately $27,000 per month, per aircraft.

We expect that maintenance costs on the new aircraft will be considerably lower than for  mature aircraft.
Aircraft parts that require replacement are often covered by warranties.  Additionally, we will not encounter any of the annual heavy maintenance checks on Airbus aircraft during the fiscal year ending March 31, 2002.
We will begin to perform maintenance checks during the following fiscal year and we expect the first four years of checks to be less expensive than the checks that we are currently performing on our older fleet of
Boeing aircraft.  It is difficult to predict the dollar value of savings in maintenance as it is influenced by a number of factors, but we estimate that the maintenance savings may be in excess of $50,000 per month, per aircraft during the aircraft's first year of service and in excess of $35,000 per month, per aircraft during the second year.

We pay maintenance reserves to lessors on our current fleet to cover long-term maintenance events on the airframe, engines and landing gear.  We will pay reserves to lessors under the Airbus leases at lower rates than under our current Boeing leases.  We will also accumulate maintenance reserves as an accrued liability for our purchased aircraft based on the expected cost of the future maintenance event divided by the expected hours of usage prior to the maintenance event. We estimate that the difference between the reserve accruals of the Boeing fleet and the Airbus fleet will result in a cost savings of approximately $35,000 per month, per aircraft.

The reserves on purchased aircraft also provide a cash flow advantage over our current leased fleet.  The monthly accrual (estimated to be approximately $60,000 per month, per aircraft) is a non-cash expense until we actually perform the various maintenance events, which we expect to occur between years five and fifteen of operation.  The reserves on leased Airbus aircraft are less than the reserves on our leased Boeing aircraft and are capped at a level that we would expect to reach near the end of the third year of operation.  At that point, we would continue to accrue reserves as a non-cash expense and we would expect similar cash flow benefits would occur as with purchased aircraft.

The above operational savings are offset by increased costs for landing fees and higher ownership costs.  We estimate that landing fees will be approximately $10,000 per month, per aircraft higher for the heavier
Airbus A319 than the current Boeing fleet.  Monthly rentals and anticipated ownership costs per aircraft
(depreciation and interest) are expected to be $30,000 per month greater for the A319 than for the current
Boeing fleet.  We believe that owning our aircraft will create tax savings as aircraft are depreciated using an accelerated method over seven years for tax purposes while using an estimated 30-year life for book purposes.  Deferred tax expense is accrued as a non-cash expense on the difference between the two methods of depreciation.

The aggregate impact in the net savings of the new fleet (excluding cash flow benefits) is expected to approximate one half of the expected transition costs in the fiscal year ending March 31, 2002 and to be nearly double the transition costs in the following fiscal year.  The transition costs are expected to be higher during the early part of the transition and the savings of the new fleet will accelerate as we take delivery of the Airbus aircraft.  The table below summarizes our expected quarterly fleet transition costs and operational benefits for the quarter ending March 31, 2001 and during the following two fiscal years:

Quarter Ending    New Fleet Savings Transition Costs          Net Impact
March 31, 2001                                       $ 530,000                  $ (530,000)
June 30, 2001                       $   20,000                1,690,000                 (1,670,000)
September 30, 2001                     450,000                1,210,000                 (760,000)
December 31, 2001          1,150,000                    460,000                     690,000
March 31, 2002             1,200,000                    960,000                     240,000
June 30, 2002                       1,460,000                 1,010,000                     450,000
September 30, 2002                  1,840,000                 1,280,000                     560,000
December 31, 2002          2,320,000                 1,100,000                   1,220,000
March 31, 2003             2,950,000                    790,000                  2,160,000

As noted above, these estimated costs and savings remain subject to change as a result of timing of and ease with which we are able to exit the Boeing aircraft, changes in delivery schedules and personnel needs and training costs, as well as other factors, which may not be within our control.

Safe Harbor Statement

The foregoing discussion includes certain forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks, uncertainties and changes in circumstances, including changes in economic, business, competitive and/or regulatory factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed in "Risk Factors" in our Form 10-K for the year ended March 31, 2000 and other Company filings with the Securities and Exchange Commission.

Frontier Airlines, Inc. is under no obligation, and expressly disclaims any obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.